Rock Resources Inc.

#2120 – 1055 West Hastings Street   Vancouver, B.C.   V6E 2E9

TEL: (604) 688-3304
FAX: (604) 682-6038
North American Toll Free: 1-888-ROCK-RES (762-5737)

E-mail: info@rockresources.com
Web site: http://www.rockresources.com

TSX RCK

July 11, 2002

B.C. Securities Commission (via SEDAR)
12th Floor
701 West Georgia St.
Vancouver, B.C.
V7Y 1L2

Dear Sirs:

<u>RE: Form 27 (Material Change Report) Dated July 11, 2002
Pursuant to News Release Dated July 10, 2002</u>

Enclosed please find Form 27 as noted above.

Yours truly,

Graeme Rowland

Graeme Rowland
President

Encl.

cc: TSX Venture Exchange (via SEDAR)
Securities & Exchange Commission (82-4504)

dlw 7/23

Form 27

Securities Act
MATERIAL CHANGE REPORT
Under Section 85(1) of the Act

Item 1 **Reporting Issuer**

ROCK RESOURCES INC.
Suite #2120 – 1055 West Hastings Street
Vancouver, B.C. V6E 2E9
Telephone: (604) 688-3304
Fax: (604) 682-6038

Item 2 **Date of Material Change**

July 10, 2002 - Vancouver, British Columbia

Item 3 **Press Release**

July 10, 2002

Item 4 **Summary of Material Change** Please see item 5 below for details.

Rock announces the completion of initial work program on the Margarita Gold Project, Arizona, USA. The Company has also let out a contract to perform an Induced Polarization Survey.

Item 5 **Full Description of Material Change**

INITIAL SUCCESS ON MARGARITA GOLD PROPERTY

MARGARITA GOLD PROJECT, ARIZONA, USA:

Further to Rock's news release of June 5, 2002, Rock is pleased to announce the completion of the initial work program in the bonanza style epithermal gold target. Subsequent to the establishing of a control grid for geophysical and geological surveys, Rock's geological team completed a VLF EM (very low frequency electro magnetic) survey over the grid.

This survey which is designed to map water saturated structures and faults was successful in mapping strong north, northwest trending structures which were intersected by northeast trending structures. The intersections of the structures coincided with the silica caps and old mine workings.

The Company has let out a contract to perform an Induced Polarization Survey (IP) over the surveyed area. The 16 km (10 mile) survey will test for steep dipping quartz filled structures which may host, vein gold mineralization. The IP survey will commence this month. The VLF EM and the IP surveys are necessary to determine the location for drilling.

The Margarita Gold Property is located in the Oro Blanco Mining District, Santa Cruz County, southern Arizona, USA. The Margarita is an epithermal gold property with several stratiform silicified zones containing 1 to 3 grams of gold per tonne. Historical, turn of the 19th century mines exploited the upper parts of quartz veins

underlying these silicified zones. These old mines produced gold grades ranging from 0.3 to 0.5 ounces gold per ton. Although various companies completed extensive shallow drilling to test these zones, none of the companies did any systematic work to search for the bonanza style mineralization that should be located under these flat lying caps.

Item 6 **Reliance on Section 85(2) of the Act**

Not applicable.

Item 7 **Omitted Information**

Not applicable.

Item 8 **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following:

Officer: Graeme Rowland
President

Telephone: (604) 688-3304
Fax: (604) 682-6038

Address: Rock Resources Inc.
Suite #2120 – 1055 West Hastings Street
Vancouver, B.C. V6E 2E9

Item 9 **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

July 11, 2002
(date)

"Graeme Rowland"

(signature)

Graeme Rowland

(name)

President
(position)

Vancouver, B.C.

(place of declaration)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.